STATEMENT OF FINANCIAL CONDITION

Alight Financial Solutions LLC
December 31, 2017
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alight Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Overlook Point
(No. and Street)

Lincolnshire	Illinois	60069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas S. Keith — 847-295-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive,	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ Douglas S. Keith _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Alight Financial Solutions, LLC _____, as of _____ December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



_____
Signature

Chief Financial Officer
_____
Title

Official Seal
Ann M Olszewski
Notary Public State of Illinois
My Commission Expires 05/11/2020

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2017

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the member of Alight Financial Solutions LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alight Financial Solutions LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 2002, but were unable to determine the specific year.

February 28, 2018

A member firm of Ernst & Young Global Limited

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$ 2,908,361
Receivable from affiliate	358,769
Receivable from customers	481,373
Prepaid regulatory fees	189,503
Deposit with clearing broker	100,000
Total assets	$ 4,038,006

Liabilities and member's equity

Payable to affiliate	$ 379,115
Accounts payable and accrued expenses	39,071
Total liabilities	418,186
Member's equity	3,619,820
Total liabilities and member's equity	$ 4,038,006

See notes to Statement of Financial Condition.

Alight Financial Solutions LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Organization and Nature of Business

Alight Financial Solutions LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Alight Solutions LLC (the Parent), which is an indirect wholly owned subsidiary of Tempo Holding Company LLC (the Ultimate Parent), an affiliate of The Blackstone Group L.P. (Blackstone). Blackstone is a private equity, asset management and financial services firm which acquired the Parent on May 1, 2017. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

2. Significant Accounting Policies

The following significant accounting policies are consistently followed in the preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes checking accounts and an interest bearing account at a non-affiliated bank.

New Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-18, Restricted Cash. This ASU will amend the guidance in Accounting Standards Codification ("ASC") Topic 230, Statement of Cash Flows, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU will require that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts

``

2. Significant Accounting Policies (continued)

shown on the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the statement of financial condition, an entity will be required to reconcile the amounts presented on the statement of cash flows to the amounts on the statement of financial condition. An entity will also be required to disclose information regarding the nature of the restrictions. ASU 2016-18 requires is effective for fiscal years beginning after December 15, 2017 with early adoption permitted. ASU 2016-18 will be effective for the Company's fiscal year beginning January 1, 2018. The adoption of ASU 2016-18 will change the manner in which restricted cash and restricted cash equivalents are presented in the Company's Statement of Financial Condition.

In February 2016, FASB issued ASU 2016-02, Leases. This ASU will supersede the guidance in ASC Topic 840, Leases. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial position. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Therefore, ASU 2016-02 will be effective for the Company's fiscal year beginning January 1, 2019. Early adoption is permitted. The Company is currently assessing the impact this ASU will have on the Company's Statement of Financial Condition.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contracts with a customer; (2) identify the performance obligations in the contracts; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

2. Significant Accounting Policies (continued)

ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2018. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The Company adopted the revenue recognition standard as of January 1, 2018. The guidance does not apply to revenue associated with financial instruments, such as interest revenue. The Company has not identified any material changes in the timing of revenue recognition. The Company has selected a modified retrospective transition method and does not expect the adoption of this standard to have a material impact on its Statement of Financial Condition, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements.

3. Related-Party Transactions

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs an allocated charge. Under the terms of the Agreement, the Company agrees to pay for all operating expenses incurred by the Parent or its affiliates on the Company's behalf including, but not limited to, costs associated with employee compensation, office space, and equipment. Employee compensation is allocated based on the estimated time spent on activities of the Company and includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined on an annual basis by the Parent. The amount due by the Company under this Agreement is $379,115 and is reflected as Payable to affiliate as of December 31, 2017.

The Company is the affiliated broker-dealer of an affiliated mutual fund and earns shareholder services fees from this mutual fund. The amount due from this fund for fees earned is $358,769 and is reflected as receivable from affiliate as of December 31, 2017.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank but does not believe it is exposed to any credit risk.

5. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of Tempo Holding Company LLC.

6. Commitments and Contingencies

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. As of December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 and the Company's net capital was $2,590,175, which was $2,540,175 in excess of required net capital. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2017, the Company was in compliance with all such requirements.

8. Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date the Statement of Financial Condition were issued, with no events noted that would require recognition or disclosure in the Statement of Financial Condition.